UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[	]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

(Full title of the plan)

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ABRAXAS PETROLEUM CORPORATION

500 N. Loop 1604 E. Ste. 100

SAN ANTONIO, TEXAS 78232

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2006, which has been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2006

INCOME
Contribution – Company Matching (Co. Stock)	$116,136
Contribution – Participant 401(K)	254,446
Investment Earnings (Loss)	(115,805)
Other Income – Loan Repayment	6,582
Total Income	$261,359

EXPENSES
Payments to Participants	110,700
Total Expenses	110,700

Income over Expenses	$150,659
Assets at the Beginning of the Plan Year	3,603,613
Assets at the End of the Plan Year	$3,754,272

PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2006	2006
ASSETS
Cash	$195,305	$220,384
Mutual Funds	2,225,785	2,758,540
Company Stock	1,158,017	742,579
Participant Loans	24,056	32,769
Total Assets	$3,603,613	$3,754,272

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$3,603,613	$3,754,272

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 15h day of June 2007.

ABRAXAS PETROLEUM CORPORATION
401(K) PROFIT SHARING PLAN

By: Abraxas Petroleum Corporation

By: /s/ Robert L.G. Watson
Robert L. G. Watson
Chief Executive Officer and President